Mail Stop 4561

January 24, 2007

Jack B. Buchold
Chief Financial Officer
The Bank Holdings
9990 Double R Boulevard
Reno, Nevada 89521

      RE: **The Bank Holdings**
             Form 10-K for the Fiscal Year Ended December 31, 2005
             Form 10-Q for the Fiscal Quarters Ended June 30, 2006 and September 30, 2006
             Form 10-Q/A for the Fiscal Quarters Ended June 30, 2006 and September 30, 2006
             File No. 000-50645

Dear Mr. Buchold,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Paul Cline
             Senior Accountant